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                      SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

                               -----------------

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2003

                               -----------------

                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

                               -----------------

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

   Form 20-F  [X] Form 40-F [_]

   (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

   Yes [_] No [X]

   (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

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                          FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 11, dated February 5, 2003, of interests of directors and connected persons.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               /s/ Scottish Power plc
                                               ----------------------------------
                                               (Registrant)

Date March 17, 2003                        By: /s/ Alan McCulloch
     -------------------                       ----------------------------------
                                               Alan McCulloch
                                               Assistant Company Secretary





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                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Nolan Karras

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Nolan Karras

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Guaranty Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Nolan Karras

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic purchase of shares from contributions to the PacifiCorp Compensation Reduction Plan

7) Number of shares/amount of stock acquired

89 Ordinary Shares (22.4215 ADSs)

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

US$5.575

13) Date of transaction

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31 January 2003

14) Date company informed

4 February 2003

15) Total holding following this notification

35,570 Ordinary Shares

16) Total percentage holding of issued class following this notification

0.0019%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Donald McPherson

0141 566 4675

25) Name and signature of authorised company official responsible for making this notification

Donald McPherson

Date of Notification 5 February 2003